September 2, 2005
Securities and Exchange Commission
Attn: Rufus Decker, Branch Chief
Washington, DC 20549-0510
RE:	The Allied Defense Group, Inc. — Form 10-K for the Year Ended December 31, 2004 Form 10-Q for the period ended March 31, 2005 File No. 1-11376
Dear Mr. Decker:
In response to the Commission’s letter dated August 16, 2005, The Allied Defense Group, Inc. (the “Company”) is providing the following responses to the Commission’s request for additional information regarding our Form 10-K filing for the year ended December 31, 2004 and our Form 10-Q for the period ended March 31, 2005.
Enclosed are the Commission’s inquiries and the Company’s responses which have been numbered to correspond to the paragraph numbers contained in the August 16, 2005 letter.
The Company also acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
You may contact me (703) 847-5268 should there be any further questions.
Sincerely,

Robert P. Dowski
Chief Financial Officer & Treasurer

Comment Applicable To Your Overall Filing
1.	SEC Comment
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in an amendment to your December 31, 2004 Form 10-K.

Allied
We will include all additional disclosures and revisions in an amendment to our December 31, 2004 Form 10-K. Our additional disclosures and revisions will be set forth under the caption “Revised Disclosure in Future Filings.” Any related explanations or comments will be set forth under the caption “Allied.”

Statement of Cash Flows, page F-11
2.	SEC Comment
We have read your response to comment two from our letter dated July 18, 2005. Please amend your Form 10-K for the year ended December 31, 2004 to reflect the changes in your cash flow statement.

Please include a note in the financial statements included in your amended filing that discusses the restatement related to the changes in restricted cash and restricted deposits. In the note please disclose cash flows from operating activities and cash flow from financial activities as reported and as restated for each period with the reclassified items shown as reconciling items. You should also disclose the line items in which each amount was previously included and the line item in which each is now included. Please refer to paragraphs 13, 36 & 37 of APB 20 for the correction of an error in previously issued financial statements.

Your amended Form 10-K should include a revised auditor’s report containing an explanatory paragraph consistent with AU 420.12.

Allied
We are in the process of preparing for filing our Form 10K/A for the year ended December 31, 2004 to reflect the changes in our cash flow statements relating to the changes in restricted cash and restricted deposits. Our additional disclosures and revisions are outlined below.

Revised Disclosure in Future Filings
Statement of Cash Flows

	2004	2003	2002
Cash flows from operating activities
Net earnings for the year	$3,934	$3,762	$19,236
Adjustments to reconcile net earnings to net
Cash from (used in) continuing operating activities
Depreciation and amortization	4,551	4,037	3,322
Unrealized losses (gains) on forward contracts	2,073	2,646	(12,809)
Gain on sale of fixed assets	(44)	(18)	—
Deferred income taxes	(856)	2,156	5,682
Provision for estimated losses on contracts	661	255	282
Amortization of debt issue costs and conversion feature	179	243	—
Common stock awards	106	111	651
Changes in assets and liabilities
Restricted cash and restricted deposits	6,893	(5,807)	(775)
Accounts receivable	(10,246)	2,305	(2,572)
Cost and accrued earnings on uncompleted contracts	25,635	(830)	(29,570)
Inventories	(3,089)	(1,392)	(3,309)
Prepaid expenses and other assets	274	(1,609)	532
Accounts payable and accrued liabilities	(22,442)	21,488	18,801
Customer deposits	3,100	(928)	993
Deferred compensation	521	672	300
Income taxes	(370)	(2,188)	455

	6,946	21,141	(18,017)

Net cash provided by operating activities	10,880	24,903	1,219
Cash flows from (used in) financing activities
Restricted cash and restricted deposits	(2,000)	—	—

Note A – Restatement
Allied has amended its Consolidated Statements of Cash Flow to reclassify a portion of the changes in restricted cash (related to MECAR’s performance guarantees and other operating activities) to cash from operating activities. The table below shows the impact of the restatement.

			As previously
Year Ended December 31, 2004	As restated	Adjustment	reported
Cash flows from operating activities
Restricted cash and restricted deposits	6,893	6,893	—
Cash flows used in financing activities
Restricted cash and restricted deposits	(2,000)	(6,893)	4,893

Net Impact on Cash	4,893	—	4,893

			As previously
Year Ended December 31, 2003	As restated	Adjustment	reported
Cash flows from operating activities
Restricted cash and restricted deposits	(5,807)	(5,807)	—
Cash flows from financing activities
Restricted cash and restricted deposits	—	5,807	(5,807)

Net Impact on Cash	(5,807)	—	(5,807)

			As previously
Year Ended December 31, 2002	As restated	Adjustment	reported
Cash flows from operating activities
Restricted cash and restricted deposits	(775)	(775)	—
Cash flows from financing activities
Restricted cash and restricted deposits	—	775	(775)

Net Impact on Cash	(775)	—	(775)

Note H – Goodwill, page F-23
3.	SEC Comment
We have read your response to comment three from our letter dated July 18, 2005. It is our understanding that you have not obtained patent protection for your technology and that you expect to be the only provider this technology. Please clarify whether this is accurate. If so, please tell us whether you have considered the possibility of competitors entering the market during the period covered by your projection, thereby affecting your current cash flow projections. If applicable, please provide us with additional information to help us understand why you believe the significant return you anticipate on your research and development investment will not induce competitors to enter the market

Allied
We are seeking patent protection for our internally-developed AXYOM technology. A Provisional Patent Application (# 60/622,676) was prepared and filed on October 28, 2004. The full application will be filed before the October 27, 2005 deadline. It is highly unlikely a competitor will be able to duplicate, or quickly circumvent, our approach because it would require a lengthy new design effort, including substantial development/testing time and capital expenditures. Nonetheless, our revenue projections were discounted for that possibility or the possibility that a new technical breakthrough might occur at a competitor, permitting them to provide the same antenna functions in a new, higher performance/lower cost way.

The externally-developed technology that we recently acquired consists of the complete designs for three antenna systems and full associated documentation. That IP was purchased on an exclusive basis and will not be available to others. But, because those designs have been in the public domain it is unlikely they can be patent protected.

We have not taken the position that competitors won’t be enticed to enter the market. In fact, we have discounted our revenue projections to compensate for such realities where appropriate.

4.	SEC Comment
We note the significant revenue growth assumptions used in your forecast came from the business unit. Please note that paragraph 24 of SFAS 142 requires that your cash flow estimate incorporate assumptions that marketplace participants would use in their estimates. Please tell us, in detail, the assumption underlying the volume and price figures used in sheet labeled FINSALDET. Please address the effect of competitive pressure on pricing over time. For each assumption, please provide discussion to help us understand why it would be assumed by a marketplace participant.

Allied

The sheet labeled FINSALDET breaks out volume and unit pricing by year by product. For each product line – designated X, Polar L, LRIT and GEOL we have made specific assumptions – based on our knowledge of the marketplace segments — about price and volume activity.

Pricing – Price assumptions are specific to each product line. In some cases — X band — we expect there to be significant downward pressure on out year pricing. X band is the latest technology and least mature market segment. Prices have declined over the past 24-36 months from an initial system price of $0.75 to $1.0M to the current levels in the $0.3M range. We expect further price erosion as outlined in the table – though we expect the price reductions to plateau and diminish in velocity. This is based on expected competitive forces and market penetration dynamics. In other product lines (Polar, LRIT, GEO) we expect prices to remain fairly flat in 2005 dollars. These are more mature markets using older S and L band technology. New feature and functionality is being added each year for these systems which we believe will help stabilize pricing. Competitive pricing pressure is low since these are mature products for all producers and new entrants in these frequencies will be less likely. While there is always a threat of predatory pricing or other market anomalies – we feel the price assumptions we have made relative to the pricing projections are reasonable based on past and projected future market trend and projected competitive behavior. Service revenue is expected to escalate based on the higher overall volumes – even though it is expressed in the table as “1” unit of service with an escalating “price”. An alternative presentation would be to show cumulative volumes and a unit price per unit of volume.

Volumes: Overall volumes estimates are based on an internal assessment of volumes for each type of product/market segment – taking into account the advantages of our technology, segment specific penetration dynamics, possible competitive pressure, pricing assumptions and overall market trends. Volume forecasts were estimated at the business unit level and those estimates were reduced significantly for the final analysis – especially in the out years. Out year growth in the L and S band segments is being driven by projected 2nd and 3rd world market expansion and by upgrades/replacements from existing users that want to stay within their existing frequency band. X band continues to experience market growth in primary markets by new adopters and traditional users who want to leverage its new capabilities.

Price and volume forecasting is not exact science. Even forecasts for the next 12-18 months can be difficult and subject to variances. Overall we think this is a strong and growing market and that our projections are conservative. ADG has looked at all the product, marketplace and macro factors it can reasonably estimate to come up with these projections. We believe they are in line with other marketplace participants with similar product capabilities. They are also the basis for own investments in R&D, facilities and sales/marketing resources.

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